Steven M. Skolnick
Partner

1251 Avenue of the Americas
New York NY 100220
T 646 414 6947
F 973 597 2477
sskolnick@lowenstein.com

March 28, 2014

VIA FEDEX

Ted Moskovitz

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Roka Bioscience, Inc.

Draft Registration Statement on Form S-1

Submitted January 23, 2014

CIK No. 0001472343

Dear Mr. Moskovitz:

On behalf of Roka Bioscience, Inc. (the “Company”), we are hereby responding to the letter, dated February 19, 2014 (the “Comment Letter”), from Russell Mancuso, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s draft Registration Statement on Form S-1, submitted confidentially on January 23, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting to the Staff today an amended draft of the Registration Statement (the “Amendment”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

As noted below, the Company will, in connection with this letter, submit to the Staff under separate cover certain supplemental materials. The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933 (‘Rule 418) to Roka Bioscience, Inc., 20 Independence Boulevard, 4th Floor, Warren, NJ 07059, Attention Chief Executive Officer.

Ted Moskovitz	March 28, 2014

The Company has authorized us to respond to the Comment Letter as follows:

Prospectus Summary, page 1

1. Please highlight in your prospectus summary the statement in your auditor’s report regarding the substantial doubt about your ability to continue as a going concern.

In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Company Overview, page 1

2. Please tell us why you believe it is appropriate to highlight the $2 billion market when it appears, based on the information you disclose on page 70, that your product currently addresses a portion of a $730 million market. In this regard, please provide us support for your disclosure regarding market size here and on page 70, clearly marked to tie the material to the figures you cite. Also, provide us copies to the studies supporting your disclosure under “Our Atlas Detection Assay Performance” beginning on page 76, clearly marked to tie the studies you provide to your disclosure.

The Company respectfully advises the Staff that it is currently focused on the entire $730 million foodborne pathogen testing market. Foodborne pathogens can be detected using culture-based methods, immunochemical methods or molecular-based methods. As disclosed in the Registration Statement, the Company expects that the pathogen testing segment of the global food safety testing market will continue to migrate away from traditional culture-based methods and immunochemical methods towards molecular-based methods, especially in North America, as food processors seek to improve accuracy and obtain superior time to results. The Company believes its experience developing and commercializing products to meet the needs of food processors and testing laboratories and its knowledge of the food safety market leaves it well-positioned to enter the chemical contaminant and indicator organism testing market. In response to the Staff’s comment, the Company added disclosure to the Amendment regarding the Company’s efforts to develop products to address the other segments of the food safety testing market.

In response to the Staff’s request for support for the market size disclosure and for copies of the studies supporting the disclosure under the sub-section entitled “Our Atlas Detection Assay Performance” and pursuant to Rule 418, the Company has provided on a supplemental and confidential basis to the Staff concurrently herewith copies of the requested materials. The Company has marked the supplemental materials as requested.

Ted Moskovitz	March 28, 2014

3. Please clarify what you mean by “early commercial adopter” as used in the second paragraph of this section. For example, we note your claim that the U.S. Food and Drug Administration is an “early commercial adopter” of your product; however, based on the first paragraph of page 68 it appears the FDA has merely purchased a single unit for testing.

In response to the Staff’s comment, the phrase “early commercial adopter” has been removed and replaced with “initial customers” throughout the Amendment, each of which have signed commercialization agreements with the Company.

4. Please revise your disclosure regarding installations to present the number of potential customers evaluating your product separately from the number that have purchased the product and are using it commercially.

In response to the Staff’s comment, in an effort to clarify the disclosure regarding installations, the Company has removed all references throughout the Amendment to the number of instruments placed under evaluation agreements with potential customers. The Company believes that disclosure of the number of instruments placed under commercial agreements is more relevant to potential investors, since the Company generates revenue from the sale of its assays and consumable supplies related to such instruments, and not from instruments placed under evaluation agreements with potential customers.

5. Please tell us whether any of your competitors’ products contain some or all of the features listed in the bullet points on page 1.

The Company respectfully advises the Staff that its Atlas Detection Assays contain certain key proprietary technologies, as described in more detail on pages 75 and 76 of the Registration Statement, that enable it to deliver accurate and rapid test results. None of the Company’s competitors have these same proprietary technologies in its products. The Company’s Atlas Detection Assays are run on the proprietary Atlas instrument, which automates all aspects of molecular diagnostic testing on a single, integrated platform. To the Company’s knowledge, which is based on the Company’s experience in the industry, conversations with customers and other sources, none of the other platforms or boxes used by its competitors automates all aspects of the testing process.

Ted Moskovitz	March 28, 2014

Implications of Being an Emerging Growth Company, page 7

6. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s request, pursuant to Rule 418, the Company has provided on a supplemental and confidential basis to the Staff concurrently herewith a true and complete copy of the slide presentation used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written materials have been used in connection with any communications with potential investors. The proposed underwriters for the offering contemplated by the Registration Statement have advised us that no broker or dealer that is participating or will participate in the offering has published or distributed or intends to publish or distribute any research reports about the Company in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

Risk Factor, page 12

7. With a view toward providing specific information in a relevant risk factor, please tell us what caused the delay in commercialization mentioned on pages 63 and 64.

In response to the Staff’s comment, the Company hereby informs the Staff that the delay in the anticipated commercialization of its products in 2012, which was factored into the Company’s valuation of its common stock, was directly associated with two items. First, in preparing its financial projection for 2012, the Company originally anticipated receiving AOAC approval of its Atlas Detection Assay for Salmonella before the end of 2011. However, the AOAC approval for the Salmonella assay was not received until March 21, 2012, which delayed its anticipated commercialization by several months. Second, due to the Company’s limited experience in marketing and selling its products, the Company underestimated the length of its sales cycle and the time from initial contact with a prospective customer to routine commercial utilization of the Atlas solution was in fact significantly longer than originally expected. The Company included a risk factor in the Registration Statement regarding the risks associated with its lengthy and variable sales cycle. In the Amendment, the Company revised the risk factor regarding its ability to obtain and maintain AOAC certification for its products.

Ted Moskovitz	March 28, 2014

We rely on FedEx, page 21

8. Please disclose when the contract “comes up for renewal.” Also disclose any material termination provisions, and provide us your analysis of whether the agreement should be filed as an exhibit to this registration statement.

In response to the Staff’s comment, the requested disclosure has been included in the Amendment. The Company hereby informs the Staff that the contract has been made in the ordinary course of business and is not a contract that the Company is substantially dependent on in the operation of its business. Although the use of third party service providers for distribution and storage of its products is important to the Company, the Company believes that alternate service providers will be available if the FedEx contract is not renewed. As a result, the Company does not believe that the contract with FedEx needs to be filed as an exhibit to the Registration Statement.

Claims that our molecular assays and instruments infringe, page 23

9. Please clarify why you may not be aware of all relevant third party patents. Did you not search existing patents for infringement?

The Company hereby informs the Staff that although an extensive third party patent search and review was performed, patent searches cannot be exhaustive and there may be third party patents that were not identified because they were not publicly available at the time or because they were not relevant to the Company’s technology. As a result, the language included in the prospectus is relevant and necessary to explain the risk.

10. Please revise the fourth paragraph to clarify whether your existing license gives you all necessary rights to the technology mentioned in the first sentence of that paragraph.

In response to the Staff’s comment, the disclosure has been revised in the Amendment.

Capitalization, page 40

11. Please revise to remove “cash and cash equivalents” from the presentation of capitalization included at the top of the table page 41.

In response to the Staff’s comment, the requested deletion has been made in the Amendment.

Ted Moskovitz	March 28, 2014

Results of Operations, page 51

12. We note your disclosure on page 49 regarding revenue from instrument rental and maintenance contracts. Please separately discuss the extent to which instruments contributed to revenues and the extent to which consumables contributed to revenues. Likewise, please separately discuss the instruments and consumables margins.

For the nine months ended September 30, 2013, the Company recorded revenue of $126,000, or 8% of total revenue recognized in the period, from instrument rental and service agreements. To date, the majority of the Company’s commercial agreements involve reagent rental arrangements, wherein the cost related to the instrument is recovered as part of the price the Company charges its customers for the Atlas Detection Assays. The Company expects its future revenue to be primarily generated from the sale of its Atlas Detection Assays and consumable supplies through reagent rental agreements. If revenue generated from instrument rental and service agreements or from sale of instruments is significant in any future reporting period, the Company will discuss the impact in Management’s Discussion and Analysis of Financial Condition and Results of Operations at such time.

The Company notes that the Atlas solution is a proprietary integrated closed system. Accordingly, the Atlas Detection Assays will only function when used on the Atlas instrument and the Atlas instrument will only function with the Atlas Detection Assays. Similarly, the consumable supplies necessary to operate the instrument are specific to the Atlas instrument and the Atlas Detection Assays. Since customers adopt the Company’s products as an integrated solution, which is comprised of the Atlas instrument, Atlas Detection Assays and the consumable supplies, management reviews operating results and margins at a combined level and not at the item level. Accordingly, margin is not tracked at the item level and therefore the Company believes that reporting gross margin by revenue item is not a meaningful disclosure.

13. With view toward clarified disclosure, please tell us for each period presented (1) the number of instruments installed for evaluation and (2) the number of units evaluated and in “commercial utilization.” Also provide us your analysis of the trends experienced with regard to (1) consumable revenue per installed instrument in commercial utilization, and (2) the extent to which each of your current assays contributed equally to revenue during each period presented.

In response to the Staff’s request to disclose the number of instruments installed for evaluation and the number of units evaluated and in “commercial utilization”, in an effort to clarify the disclosure, the Company has removed all references in the Amendment to the number of instruments placed under evaluation agreements with potential customers and has updated the disclosure to present the number of instruments placed under commercial agreements. The

Ted Moskovitz	March 28, 2014

Company believes that disclosure of instruments placed under commercial agreements is more relevant to potential investors since the Company generates revenue only from the sale of its assays and consumable supplies related to such instruments, and not from instruments placed under evaluation agreements.

In response to the Staff’s request to provide analysis of the trends experienced with regard to revenue per installed instrument in commercial utilization, the Company has added disclosure in the Amendment regarding the average revenue per installed instrument for each period presented.

With respect to the Staff’s request to provide trends experienced with regard to the extent to which each of the assays contributed equally to revenue during each period presented, the Company respectfully advises the Staff that there are not significant differences in the pricing of the Company’s current Atlas Detection assays or in the Company’s manufacturing costs. As a result, the Company’s management does not review operating results for the purpose of allocating resources separately by assay, and therefore, the Company does not believe that disclosure regarding revenue contribution by assay type is meaningful.

Research and Development, page 51

14. Please describe the reason for the decrease in payroll and benefits expense. Did you reduce research and development staff?

The Company hereby informs the Staff that the decrease for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 was primarily due to the departure of a senior level employee and lower variable compensation expense. In response to the Staff’s comment, the Company has included this explanation with its comparison of expenses incurred in the years ended December 31, 2013 and 2012.

Stock-Based Compensation, page 60

15. We note your multiple statements in this section that the fair value determinations were based upon third-party valuations. It is unclear whether the consent of the third-party valuation firm must be filed as an exhibit to your filed registration statement. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 233.02 available on the Commission’s web site. If the board made the determinations and in doing so considered or relied in part on the third-party expert, please revise your disclosure stating that the determinations were “based on” the third-party valuations to clarify

Ted Moskovitz	March 28, 2014

In response to the Staff’s comment, the disclosure in the Amendment has been revised to clarify that the board of directors made the fair value determinations with the assistance and upon the recommendation of management. In making such determinations, the board considered valuations completed by an independent third-party valuation firm.

Overview, page 67

16. Please tell us the criteria you used to determine which entities to name in your disclosure regarding “early commercial adopters.” Include in your response your conclusion regarding how naming those entities presents an objectively balanced view of your business and whether any unnamed entities satisfy those criteria. Also tell us (1) why you believe the named entities are “key opinion leaders”, (2) whether each named entity paid and pays the typical purchase price for your products, and (3) the extent to which customers have decided not to purchase products that you have installed for evaluation.

In response to the Staff’s comment, the phrase “early commercial adopter” has been removed and replaced with “initial customers” throughout the Amendment. The Company has included these entities because they are representative of the contract testing laboratories and food processors who comprise the Company’s customers and are the most well-known examples, which the Company believes provides potential investors with the most meaningful references. Each entity included pays a negotiated amount within the range of typical prices charged by the Company. The Company hereby informs the Staff that less than 10% of evaluation instruments have been returned.

Food safety testing, page 70

17. We note your reference to commissioned research. Please clarify which data presented here and throughout your document is based on third-party data that you commissioned. File the consent of the third party with your registration statement, when filed.

As noted in its response to Comment No. 2, pursuant to Rule 418, the Company provided on a supplemental and confidential basis to the Staff the support for the market size disclosure in the Registration Statement, including the Capella report that was prepared for the Company. The Company respectfully advises the Staff that the report was prepared for the Company in 2010 to assist the Company in evaluating the market opportunities for its products and in building its commercial strategy. The Company used the report in connection with its sales and marketing initiatives. The Company had not contemplated commencing preparations for an initial public

Ted Moskovitz	March 28, 2014

offering at the time the report was commissioned or completed. The Company submits that the information contained in the Registration Statement is not based on an expert study or report. The Company does not intend to portray Capella as an expert with respect to the Registration Statement, does not name Capella by name and does not summarize the report in the Registration Statement. The Company respectfully advises the Staff that the Company relied on several sources of information and data, including the report prepared by Capella, as well as numerous other objective and subjective factors in determining its estimate of the size of the food safety market. As a result, the Company does not believe that a consent from Capella is required to be filed under Securities Act Rule 436.

Roka Products, page 74

18. Please tell us whether competitors currently do or can make assays or other consumables that can be used with your equipment.

The Company hereby informs the Staff that, as described in the Registration Statement, the Company’s system is a “closed” system and that the Atlas instrument can only be used with the Atlas Detection Assays. The Company’s competitors do not make, and cannot make, assays or other consumables that can be used with the Company’s instrument.

Our Atlas Detention Assay Menu, page 76

19. Please reconcile the first sentence of this section which says that your entire current menu has been certified with the parenthetical phrase in the first paragraph on page 78 which appears to indicate that only a portion of your menu has received AOAC certification.

The Company hereby confirms to the Staff that its entire current menu has received AOAC certification. For marketing purposes, the Company conducts comparative studies regarding the time to results of its Atlas Detection Assays compared to commonly used PCR-based methods based on AOAC PTM workflows, as further described on page 78 of the Registration Statement. The Company focused the time to results analysis on its Salmonella, Listeria, and E. Coli O157:H7 assays because testing for those pathogens represents over 98% of the pathogen testing market.

Atlas Detection Assay AOAC Certification, page 76

20. Please tell us the process for obtaining the certification and the typical time to obtain certification.

Ted Moskovitz	March 28, 2014

In response to the Staff’s comment, the Company included additional disclosure in the Amendment regarding the process and typical time frame for obtaining AOAC certification.

AOAC Studies, page 77

21. Please provide us your analysis of whether your registration statement, when filed, must include as an exhibit the consent of the third party to whom you attribute the validation studies, the customers to whom you attribute the PCR studies in the next subsection of your document, and the third parties whose study results you present on page 78.

As noted in its response to Comment No. 2, the Company provided on a supplemental and confidential basis copies of the validation studies and comparative method studies described on page 77 of the Registration Statement to the Staff pursuant to Rule 418. The Company respectfully advises the Staff that the Company prepared the comparative methods studies discussed on page 77 of the Registration Statement in conjunction with certain customers as part of its sales and marketing efforts to persuade such customers to adopt the Company’s Atlas solution. These customers sent food samples to the Company, which the Company tested using the Atlas solution and using culture methods, and the customers tested the same samples using commonly used PCR-based methods. The Company prepared these comparative methods studies for sales and marketing purposes and not as a report for purposes of the Registration Statement. It was not intended as an industry report, but rather to survey the benefits of the Company’s products. Irrespective of the Company’s initial public offering process, the Company intends to continue to prepare comparative method studies as part of its sales and marketing efforts. The Company does not name any of these customers in the Registration Statement or portray them as experts with respect to the Registration Statement. As a result, the Company does not believe that consents from any of these customers are required to be filed under Securities Act Rule 436. Similarly, the Company engaged third parties to conduct the work-flow efficiencies studies discussed on page 78 of the Registration Statement as part of its sales and marketing efforts. The Company uses the data generated by these studies with respect to labor time per sample, process steps per sample and manual touches per sample as part of its marketing and sales process, and the report was not intended as an industry report. The Company neither portrays these third parties as experts with respect to the Registration Statement, nor presents the data summarized in the Registration Statement as the report or opinion of an expert. The Company submits that the related information contained in the prospectus is not based on an expert study or report because it is based on the results of one or more evaluations and reflects the aggregate evaluation results, rather than the opinion or judgment of an expert. As a result, the Company does not believe that a consent is required to be filed under Securities Act Rule 436.

Ted Moskovitz	March 28, 2014

Collaborate, page 80

22. Please tell us the obligations of the regulatory authorities per your collaboration agreements.

The Company hereby informs the Staff that the Company has entered into a Transfer of Material Non-Funded Cooperative Agreement with the U.S. Meat Animal Research Center Animal Health Research Unit of the U.S.D.A., pursuant to which the parties will share samples and research analysis in further of their cooperative research programs focused on developing and determining the efficacy of various DNA and RNA targets to accurately predict the presence of foodborne pathogens. The U.S.D.A.’s responsibilities under this agreement include collaborative analysis in regards to the presence, isolation and characterization of foodborne pathogens in samples of fresh beef, pork, lamb and/or feces; providing the Company with enriched samples and target organisms for testing using the Company’s Atlas solution and for purposes of validating the Company’s Atlas solution; and testing fresh meat and fecal samples using the Company’s Atlas solution and providing the Company with the data resulting from such tests. Neither the Company nor the U.S.D.A. has any financial obligations to the other party under this agreement. The Company further informs the Staff that the FDA recently purchased an Atlas instrument in order to validate our Atlas Detection Assays for Salmonella and Listeria for their own routine regulatory testing and that the Company does not have a formal collaboration agreement with the FDA.

Competitors, page 82

23. Please tell us whether competitors offer testing systems with broader testing capabilities, including the tests that you say on page 81 that you are planning to develop. If so, please clarify how this affects your competitive position.

As disclosed in the Registration Statement, certain of the Company’s competitors offer their customers products from multiple pathogen testing method categories. The Company has revised the disclosure with respect to its competitive position in the Amendment to reflect that its competitors do compete on the basis of offering a broader range of testing capabilities.

Collaborations and Licenses, page 83

24. We note your reference to the “many” licenses that give rise to the risk factor on page 22. Please tell us why this section addresses only one license.

Ted Moskovitz	March 28, 2014

As described in the Registration Statement, the Company has one license agreement with Gen-Probe. However, the license agreement includes one or more sub-licenses that the Company also relies on in the operation of its business. As a result, the disclosure throughout the Amendment refers to multiple licenses. The risk factor has been revised in the Amendment to clarify that the licenses are under the Company’s agreement with Gen-Probe.

License Agreement from Gen-Probe, page 83

25. Please tell us whether you intend to develop the veterinary and bioterrorism applications before the related license becomes non-exclusive. If so, please tell us the material hurdles that remain before you can commercialize products for those applications; include your analysis how you can reasonably complete those steps before the related license becomes non-exclusive.

The Company respectfully advises the Staff that it is currently evaluating opportunities to commercialize its Salmonella assay for use in veterinary and bioterrorism applications, including evaluating the regulatory requirements, if any, for such applications.

26. Please replace the vague term “certain” with more specific disclosure regarding the rights retained by Gen-Probe.

In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

27. Please tell us which exhibit to this registration statement represents the Stanford license.

The Company respectfully advises the Staff that the Stanford license is filed as part of the license agreement with Gen-Probe that has been filed with the Amendment as Exhibit 10.20.

28. Please clarify when the licensed patents expire. It appears that you have disclosed only date of the last to expire patents.

The Company hereby informs the Staff that as disclosed on page 83 of the Registration Statement, the Company’s obligation to make royalty payments under the license agreement is tied in part to the expiration of the last of the patents used by the Company. Therefore, the Company included the date of the last to expire patent. In response to the Staff’s comment, the Amendment has been revised to disclose the range of dates that the patents expire.

Ted Moskovitz	March 28, 2014

Government regulation, page 85

29. Please describe the regulatory process with which you must comply to enter the markets mentioned in the last full paragraph on page 2.

The Company hereby informs that Staff that one of the Company’s strategies is to seek opportunities to develop solutions for other industrial application markets. The Company has not yet evaluated the regulatory pathway, if any, necessary for the development of such solutions. The disclosure in the Amendment has been revised accordingly.

Management, page 90

30. Please disclose Mr. McGirr’s employment since March 2013.

In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Outstanding Equity Awards, page 103

31. Please provide the footnote required by instruction 2 to Regulation S-K Item 402(p)(2). In this regard, please tell us whether the shares in the penultimate column of this table are included in the table on page 116.

In response to the Staff’s comment, the requested disclosure has been included in the Amendment. The Company hereby confirms to the Staff that the shares included in the penultimate column of the table are included in the Principal Stockholder table. The Company revised the footnotes to the Principal Stockholder table to clarify that such unvested restricted shares are included therein.

Private Placement of Securities, page 111

32. Please identify the directors mentioned in the footnotes to the tables.

In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

33. Please disclose the rate at which the disclosed Series A, C and E securities will convert into common stock in connection with this offering.

In response to the Staff’s comment, the requested disclosure has been included in the Amendment. The Company hereby informs the Staff that all of the outstanding Series A preferred stock was converted into common stock and is no longer outstanding.

Ted Moskovitz	March 28, 2014

Agreements with Gen-Probe, page 113

34. Please reconcile the $3.8 million that you disclose here as paid to Gen-Probe in the year ended December 31, 2013 with the $4.3 million you disclose on page F-37 as having paid in the nine months ended September 30, 2013.

The Company notes that the $4.3 million paid to Gen-Probe as of September 30, 2013, as disclosed on page F-37 of the Registration Statement, was incorrect. The correct amount paid to Gen-Probe as of September 30, 2013 was $3.6 million. The Company has revised the disclosure in the Amendment to remove the amounts paid to Gen-Probe as of September 30, 2013 and will include the correct amount if future period disclosures include the amount as of September 30, 2013.

Principal Stockholders, page 116

35. We note your disclosure in footnote 3 that Dr. Barrett beneficially owns your shares. Please include that beneficial ownership in Dr. Barrett’s row in your beneficial ownership table.

In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Description of Capital Stock, page 119

36. Your disclosure may not be qualified by reference to statutes. Please revise the first paragraph of this section accordingly.

In response to the Staff’s comment, the disclosure in the Amendment has been revised as requested.

Other Relationships, page 133

37. Please provide more specific information regarding the relationships you have had with the underwriters. Also, identify the relevant underwriter having the relationship.

The Company respectfully advises the Staff that, other than the relationship with an affiliate of Leerink Swann, one of the joint-book running managers, as a stockholder in the Company, none of the underwriters has a material relationship with the Company. The disclosure in the Amendment has been revised to include additional details regarding the fact that an affiliate of Leerink Swann is a stockholder in the Company.

Ted Moskovitz	March 28, 2014

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

38. We note your disclosure on page 40 that you have Series A common stock and Series B common stock. Please revise to disclose the rights and privileges of each class of securities outstanding. Refer to FASB ASC 505-10-50-3.

The Company hereby informs the Staff that all common stock outstanding as of and prior to September 30, 2013 was Series A common stock. In the Amendment, the Company revised the Balance Sheet parenthetical for common stock as of December 31, 2013 to disclose the two classes of common stock. Additionally, Note 2 has been updated to include a discussion of the rights and privileges of the different classes of common stock.

The Company respectfully advises the Staff that prior to the completion of the initial public offering the Company will adopt an amendment to its certificate of incorporation eliminating the dual classes of common stock.

39. Please tell us how the existence of two classes of common stock impacts your calculation of earnings per share. Refer to FASB ASC 260-10, including 260-10-45-59A through 260-10-45-70.

The Company hereby informs the Staff that all common stock outstanding as of and prior to September 30, 2013 was Series A common stock and as such did not have an impact on our calculation of earnings per share. For the year ended December 31, 2013, there were 5,733,836 weighted average shares of Series A common stock outstanding and 7,956 weighted average shares of Series B common stock outstanding. Based on the rights of each class being equal in regards to receiving distributions, the Company’s loss will be allocated proportionately to each class based on the weighted average shares outstanding of each class for the period. The Company has presented the net loss per share table in Note 15 of the financial statements by class of common stock in accordance with FASB ASC 260-10-45-60B.

Statements of Operations and Comprehensive Loss, page F-4

40. We note your disclosures on pages F-3 and F-23 that there were 7.9 million, 7.5 million and 6.4 million shares of common stock outstanding at September 30, 2013, December 31, 2012 and December 31, 2011, respectively. Please explain to us how you calculated the weighted average shares outstanding for the nine months ended September 30, 2013 and the years ended December 31, 2012 and 2011.

Ted Moskovitz	March 28, 2014

The Company hereby informs the Staff that the 7.9 million, 7.5 million and 6.4 million shares of common stock outstanding at September 30, 2013, December 31, 2012 and December 31, 2011, respectively includes all shares of restricted common stock which are unvested as of the respective dates. Certificates for all shares of restricted stock have been issued and are held in escrow by the Company until vested, but the shares have voting rights and rights to dividends. As the shares have the right to participate in undistributed earnings, they meet the definition of a participating security and therefore would normally be included in the calculation of earnings per share. However, as all periods presented are periods in which a loss was realized, and the unvested restricted shares are not obligated to share in the losses, they are excluded from the weighted average shares outstanding used in the calculation of net loss per share in accordance with ASC 260-10-45-67.

The Company determined the weighted average shares outstanding by calculating the weighted average of all vested restricted stock and all shares of common stock issued through conversion from preferred shares or through the exercise of options determined by relating the portion of time within each reporting period that such restricted shares were vested or such common shares were outstanding to the total time in the respective period. In response to the Staff’s comment, the Company added disclosure to the Net Loss Per Share footnote in the Amendment:

Note 2, Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-8

41. We note your disclosure here that your customers have the right to use the Atlas instrument for a period of time provided they meet certain agreed-to conditions. Please explain to us these conditions that customers are required to meet.

The Company hereby informs the Staff that there are no specific agreed-to conditions, but only general conditions such as the customer’s agreement not to cause loss or damage to the Atlas instrument, restriction on use to food safety testing only, and to only use reagents or consumables provided by Roka with the instrument. In order to improve clarity, the Company has removed the sentence regarding the agreed-to conditions in the Amendment.

Revenue Recognition, page F-10

42. We note your reference to “reagent rental agreements” under which you provide customers with Atlas instruments free of charge. Please tell us the material terms of these reagent rental agreements. In this regard, we note your disclosure that the agreements “generally have no minimum purchase obligations.” Please specifically tell us about any such agreements that do have minimum purchase obligations. Discuss how any such minimum purchase obligations impact your revenue recognition.

Ted Moskovitz	March 28, 2014

In response to the Staff’s request, the Company hereby informs the Staff that material terms of the reagent rental agreements include; (i) the terms of sale, (ii) pricing of Atlas Detection Assays, (iii) the length of the agreement and (iv) the Company’s maintenance of the Atlas instrument(s).

In response to the Staff’s note regarding the disclosure that the reagent rental agreements generally have no minimum purchase obligations, the Company hereby informs the Staff that currently, and for the periods presented in the Amendment, none of its customer agreements have minimum purchase obligations. In response to the Staff’s comment, the Company modified the disclosure in the Amendment to remove the word “generally”.

The Company will determine appropriate revenue recognition if future customer agreements do contain minimum purchase obligations, in accordance with appropriate accounting standards in effect at such time.

Note 7, Deferred Payments, page F-12

43. Please review your disclosures throughout to clearly label these amounts as related party obligations. Please note this also applies to disclosures regarding other transactions with Gen-Probe. Refer to FASB ASC 850-10-50.

In response to the Staff’s comment, the Company has revised all such disclosures in the Amendment to label these amounts as related party obligations in the Amendment.

Recent Sales of Unregistered Securities, page 11-2

44. We note your reference to Regulation D on page 11-3. Please show us how you tie each relevant disclosed transaction to the Forms D you have filed.

The Company respectfully advises the Staff that the Series A, Series A-1, and Series B preferred stock sold on September 10, 2009 were covered by the Form D filed on September 23, 2009. The Company respectfully advises the Staff that the Series C preferred stock sold on April 29, 2011 were covered by the Form D filed on May 17, 2011. The Company respectfully advises the Staff that the Series D preferred stock sold on December 19, 2011 and November 2, 2012 were covered by the Form D filed on December 28, 2011. The Company respectfully advises the Staff that the Series E preferred stock and Series A warrants to purchase Series A preferred stock sold on June 13, 2013 were covered by the Form D filed on June 27, 2013. The Company respectfully advises the Staff that the Series E preferred stock sold on November 20, 2013 were covered by the Form D filed on December 5, 2013.

Ted Moskovitz	March 28, 2014

Exhibits

45. Please file complete exhibits 10.15 and 10.16, including all schedules, exhibits and other attachments.

The requested exhibits have been filed with the Amendment.

Very truly yours,

Steven M. Skolnick

cc:	Steven T. Sobieski